

October 27, 2010

David Guest
Chief Executive Officer
Berry Only Inc.
722B Kingston Road
Toronto, Ontario
M4E 1R7 Canada

> **Re:** **Berry Only Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 15, 2010**
> **File No. 333-168897**

Dear Mr. Guest:

We have reviewed your registration statement and have the following comments.

General

1. We note your response to comment one in our letter dated October 6, 2010. While we note your representations that the selling shareholders are not affiliates of the company and are not in the business of underwriting securities, but rather are friends and business colleagues of your founder who purchased their shares in arms-length transactions, we remain concerned that the selling shareholders might be acting as a conduit for the company and that this is a primary offering on behalf of the company. Specifically, we note that the selling shareholders have owned their shares for less than four months and that the shares being registered for resale by the selling shareholders represent all the outstanding shares held by non-affiliates. Please provide us with your analysis as to how these two factors (the length of the holding period and the number of shares) impact your ability to use Rule 415(a)(1)(i) in view of the guidance in Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules. Please provide a detailed response. In your response, you may also wish to describe the nature of the relationships between the selling shareholders and your president.

2. We note your response to comment two in our letter dated October 6, 2010; however, we reissue the comment. While the Commission stated in SEC Release No. 33-6932 (April 13, 1992) that start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering, the Commission also stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." We note your analysis

as to whether Rule 419 applies to your offering consists of a representation that you have a clear business plan to distribute Wireless Wipes in Canada. Please expand your analysis to provide a detailed explanation as to why Rule 419 does not apply to this offering. In providing this analysis, please specifically discuss your business plan for the next twelve months and your day-to-day operations. Also disclose whether you have any current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Selling Shareholders, page 9

3. We note your response to comment five in our letter dated October 6, 2010; however, we reissue the comment in part. As previously requested, please tell us whether the selling shareholders purchased the securities to be resold in the ordinary course of business.

Item 16 – Exhibits, page 49

4. Please ensure you file an updated consent from your independent accountant in your next Form S-1/A.

You may contact Jeff Gordon at (202) 551-3866 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Karen A. Batcher, Esq.
        Synergen Law Group, APC
        819 Anchorage Place, Suite 28
        Chula Vista, CA 91914